VIA EDGAR
January 31, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Stephen Krikorian, Accounting Branch Chief

Re:	XATA Corporation
Request for Additional Time to Respond to
SEC Comment Letter dated January 22, 2007
Re: Form 10-KSB for the fiscal year ended September 30, 2006
File No. 000-27166
Ladies and Gentlemen:
     We hereby request an extension of time until February 20, 2007, in which to respond to the SEC comment letter of January 22, 2007.
     We are requesting this extension in order that we may confer with our auditors regarding the matters cited in the comment letter.
     Thank you for your consideration to this request.
Very truly yours,

XATA Corporation

By:	/s/ Mark E. Ties
Chief Financial Officer